Filed by MainStay Funds Trust (SEC File Nos.: 333-234098; 811-22321) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

Subject Company: Voya Mutual Funds and Voya Equity Trust

Subject Company SEC File Numbers: 033-56094; 811-07428 and 333-56881; 811-08817

October 4, 2019

As a valued client, we are pleased to share an exciting announcement.

Today, New York Life Investments announced that the MainStay Funds intends to adopt three Voya Investments mutual funds sub-advised by CBRE Clarion Securities, LLC. Subject to the approval of shareholders of Voya CBRE Global Infrastructure Fund, Voya Real Estate Fund, and Voya Global Real Estate Fund, each of these funds will be adopted effective on, or about, February 21, 2020. Upon the closing of the transaction, Voya CBRE Global Infrastructure Fund will merge with and into MainStay CBRE Global Infrastructure Fund, and Voya Real Estate Fund and Voya Global Real Estate Fund will merge with and into MainStay CBRE Real Estate Fund, sequentially.

Through our long-lasting focus and diverse boutique perspectives, New York Life Investments is committed to providing investment solutions that help our clients reach their goals. The adoption of these new funds allows us to offer a more comprehensive suite of investment products across traditional and alternative asset classes. New York Life Investments believes that CBRE Clarion will bring strong, institutional-quality investing credentials and experience to the MainStay fund family.

Voya CBRE Global Infrastructure Fund (to be merged with and into MainStay CBRE Global Infrastructure Fund) launched in 2013 and invests in securities issued by infrastructure companies. Examples of infrastructure assets include transportation assets (toll roads, bridges, railroads, airports, and seaports), utility assets (electric transmission and distribution lines, gas distribution pipelines, water pipelines and treatment facilities, and sewer facilities), energy assets (oil and gas pipelines, storage facilities, and other facilities used for the gathering, processing, or transporting of hydrocarbon products as well as contracted renewable power assets), and communications assets (communications towers, data centers, fiber networks, and satellites).

Voya Real Estate Fund (to be merged with and into MainStay CBRE Real Estate Fund) launched in 1996 and invests in common and preferred stocks of U.S. real estate investment trusts (“REITs”) and real estate companies.

Voya Global Real Estate Fund (to be merged with and into MainStay CBRE Real Estate Fund, subject to and following the Voya Real Estate Fund's merger) launched in 2001 and invests in a portfolio of equity securities of companies that are principally engaged in the real estate industry.

We remain dedicated to providing financial advisors with investment solutions that help meet investor needs, and I look forward to discussing the funds in more detail as the effective date of the adoption approaches. In the meantime, please let me know if you have any questions.

Sincerely,

[Name]

The MainStay CBRE Global Infrastructure Fund and MainStay CBRE Real Estate Fund will be newly created in order to receive the assets of the Voya funds upon completion of the merger. The MainStay CBRE Global Infrastructure Fund and the MainStay CBRE Real Estate Fund have not yet been registered and are not available for sale.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment company, nor is it a solicitation of any proxy.

All investments are subject to market risk, including possible loss of principal. Diversification cannot assure a profit or protect against loss in a declining market.

Real Estate Investment Trusts or REITs are publicly traded companies involved in property development, management or sales. REITs cover various segments of the real estate market including apartments, hotels, industrial properties, medical facilities, shopping malls and offices. An investment in real estate securities and REITs is subject to price volatility and special risks associated with the real estate market and mortgage investing. These risks include fluctuating property values, changes in interest rates, property taxes and mortgage-related risks.

For more information about MainStay Funds®, call 800-624-6782 for a prospectus or summary prospectus, when available. Investors are asked to consider the investment objectives, risks, and charges and expenses of the investment carefully before investing. The prospectus or summary prospectus will contain this and other information about the investment company. Please read the prospectus or summary prospectus carefully before investing.

About New York Life Investment Management LLC

New York Life Investment Management LLC (“NYLIM”) is an indirect wholly-owned subsidiary of New York Life Insurance Company (“New York Life”) and a wholly-owned subsidiary of New York Life Investment Management Holdings LLC.

Voya, CBRE Clarion and CBRE Global Investors are not affiliated with New York Life Investment Management LLC.

The MainStay Funds® are managed by New York Life Investment Management LLC and distributed by NYLIFE Distributors LLC, 30 Hudson Street, Jersey City, NJ 07302, a wholly owned subsidiary of New York Life Insurance Company. NYLIFE Distributors LLC is a Member FINRA/SIPC.

“New York Life Investments” is both a service mark, and the common trade name, of the investment advisors affiliated with New York Life Insurance Company.

To receive a free copy of a Proxy Statement/Prospectus relating to the proposed mergers, please call New York Life Investments toll free at 1-800-624-6782. This document is qualified in its entirety by reference to the Proxy Statement/ Prospectus, and supersedes any prior document. The Proxy Statement/Prospectus contains important information about fund objectives, strategies, fees, expenses and risk considerations, and therefore you are advised to read it. The Proxy Statement/Prospectus and shareholder reports and other information are or will also be available for free on the SEC’s website (www.sec.gov). Please read any Proxy Statement/Prospectus carefully before making any decision to invest or to approve the merger.

Frequently Asked Questions (FAQs)

Filed by MainStay Funds Trust (SEC File Nos.: 333-234098; 811-22321) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

Subject Company: Voya Mutual Funds and Voya Equity Trust

Subject Company SEC File Numbers: 033-56094; 811-07428 and 333-56881; 811-08817

CBRE Clarion Funds Adoption

New York Life Investments recently announced that the MainStay Funds intends to adopt three Voya Investments mutual funds sub-advised by CBRE Clarion Securities, LLC. Subject to the approval of shareholders, Voya CBRE Global Infrastructure Fund, Voya Real Estate Fund, and Voya Global Real Estate Fund will be adopted effective on, or about, February 21, 2020.

Upon the closing of the transaction, Voya CBRE Global Infrastructure Fund will be merged with and into the MainStay CBRE Global Infrastructure Fund, and Voya Real Estate Fund and Voya Global Real Estate Fund will merge with and into MainStay CBRE Real Estate Fund, sequentially.

Who is CBRE Clarion?

CBRE Clarion is the listed securities investment management arm of CBRE Global Investors, one of the world’s leading real asset investment managers with $107 billion in assets under management as of June 30, 2019. As part of CBRE Group, a premier real estate services platform, CBRE Clarion offers clients a competitive advantage with enriched local market knowledge and access to best-in-class services.

CBRE Clarion manages global and regionally focused portfolios of real estate securities, listed infrastructure, and midstream energy and MLPs. CBRE Clarion has a deep and experienced investment team, where the senior investment team averages 25 years of experience and investment professionals are located across offices in Philadelphia, London, Tokyo, Sydney and Hong Kong.

Which funds are being adopted?

Voya Real Estate Fund launched in 1996 and its investment objective is to seek total return consisting of long-term capital appreciation and current income. The Fund invests in common and preferred stocks of U.S. real estate investment trusts (“REITs”) and real estate companies. Although the Fund may invest in companies with any market capitalization, it will generally not invest in companies with a market capitalization of less than $100 million at the time of purchase. In managing the Fund, CBRE Clarion utilizes proprietary analytical techniques to conduct fundamental company analysis which provides the framework for security selection. The Fund had approximately $376 million in assets under management as of August 31, 2019.

Voya Global Real Estate Fund launched in 2001 and its investment objective is to seek to provide investors with high total return consisting of capital appreciation and current income. The Fund invests in a portfolio of equity securities of companies that are principally engaged in the real estate industry. The Fund expects these investments to be in common stocks of companies of any market capitalization, including real estate investment trusts. In managing the Fund, CBRE Clarion uses a multi-step investment process for constructing the Fund's investment portfolio that combines top-down region and sector allocation with bottom-up individual stock selection. The Fund had approximately $480 million in assets under management as of August 31, 2019.

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Frequently Asked Questions (FAQs)

Voya CBRE Global Infrastructure Fund launched in 2013 and its investment objective is to seek total return including capital appreciation and current income. The Fund invests in securities issued by global infrastructure companies located in a number of different countries, including the United States. Examples of infrastructure assets include transportation assets (e.g., toll roads, bridges, railroads, airports, and seaports), utility assets (e.g., electric transmission and distribution lines, gas distribution pipelines, water pipelines and treatment facilities, and sewer facilities), energy assets (e.g., oil and gas pipelines, storage facilities, and other facilities used for the gathering, processing, or transporting of hydrocarbon products as well as contracted renewable power assets), and communications assets (e.g., communications towers, data centers, fiber networks, and satellites). The Fund had approximately $226 million in assets under management as of August 31, 2019.

How are the Funds’ shareholders expected to benefit from the proposed transaction?

•	Continuity of portfolio management as CBRE would be named the new funds’ subadvisor as part of the reorganization.

•	Continuity of the Real Estate and Global Infrastructure investment strategies in the new MainStay Funds.

•	Reduced total expenses due in part to the reduction of management fees and expense limitation agreements between New York Life Investments Management LLC and the new funds.

•	An investment in a mutual fund complex with the reputation, resources, and operational oversight of New York Life Investment Management LLC and the MainStay Funds.

•	New York Life Investments will provide strong administrative, compliance and marketing and sales support.

Why are we proposing to merge Voya Real Estate Fund and Voya Global Real Estate Fund with and into MainStay CBRE Real Estate Fund?

New York Life Investments and Voya believe that merging Voya Real Estate Fund and Voya Global Real Estate Fund into the new domestically focused MainStay CBRE Real Estate Fund is appropriate for the following reasons:

•	Performance: Although not a predictor of future results, Voya Real Estate Fund’s net performance has outperformed Voya Global Real Estate Fund YTD, as well as over the trailing 1, 5, and 10-year periods ended July 31, 2019.(Source: Morningstar)

•	Management Fee and Total Expenses: Voya Global Real Estate Fund shareholders would benefit from reduced total expenses due in part to the reduction of management fees and expense limitation agreements between New York Life Investments and the new funds..

Why is New York Life Investments entering into a partnership with CBRE Clarion?

CBRE Clarion offers strong, institutional-quality U.S. Real Estate and Global Infrastructure investing credentials and experience.

Why is CBRE Clarion entering into a partnership with New York Life Investments?

CBRE Clarion is seeking a partner that values a strategic relationship with a leading real asset platform and values their capabilities to serve as the investment management engine for these funds. CBRE Clarion is interested in focusing on investment-related activities and leveraging New York Life Investments’ strong fund oversight and distribution capabilities in order to grow its assets under management in the retail market.

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Frequently Asked Questions (FAQs)

Why did Voya enter into the transaction?

Voya has determined that continuing to support listed real estate equity mutual funds is not well-aligned with its business strategy going forward. Voya believes that the shareholders of the funds value having CBRE Clarion manage the portfolios, and has focused on a solution for the funds that will continue to include them as sub-advisors. Additionally, Voya management believes that New York Life Investments’ strong, stable MainStay Funds platform provides comfort that the funds will continue to receive strong administrative, compliance and marketing support.

Will CBRE Clarion be independent of New York Life Investments?

Yes. CBRE Clarion will be independent of New York Life Investments at the time of the transaction, maintaining its investment autonomy and current investment process.

Will there be any changes to the funds’ management?

The new MainStay CBRE Real Estate Fund will be primarily focused on U.S. real estate investments. The new fund will add current team members Jonathan Miniman and Kenneth Weinberg as listed portfolio managers, joining existing portfolio managers T. Ritson Ferguson and Joseph Smith.

The new MainStay CBRE Global Infrastructure Fund will add current team members Hinds Howard and Daniel Foley as listed portfolio managers, joining existing portfolio managers T. Ritson Ferguson and Jeremy Anagnos.

What share classes will be available after the transaction takes place?

The MainStay CBRE Real Estate Fund will offer Class A, C, I, R3, R6, and Investor share classes upon its launch. Voya’s Class A, C, and I shares will be mapped to the new MainStay Fund’s Class A, C, and I share classes, respectively. Voya’s Class R and Class W shares most closely correspond to MainStay’s Class R3 and Class I shares, respectively, and would be mapped to these share classes of the MainStay CBRE Real Estate Fund. Voya’s Class O shares will be converted to Voya’s Class A shares in advance of the reorganization.

The MainStay CBRE Infrastructure Fund will offer Class A, C, I, R6, and Investor share classes upon its launch. Voya’s Class A, C, and I shares will be mapped over to the new MainStay Fund’s Class A, C, and I share classes, respectively. Voya’s Class W shares most closely correspond to MainStay’s Class I shares, and would be mapped to this share class for the MainStay CBRE Infrastructure Fund.

Eligibility, investment minimums, and sales charges of the new MainStay Funds would be consistent with other MainStay Funds. Existing Voya Fund shareholders are proposed to be exempt from MainStay’s existing standard investment minimums, and to be permitted to add to their accounts, provided that they hold an account directly with the new MainStay Funds or their financial intermediary offers Class A, C, I, R3 or R6 shares.

Will shareholders need to approve the reorganizations?

Yes. The reorganizations will need to be approved by shareholders of each respective Fund.

Will the tickers change?

The tickers for existing share classes of the fund will not change. Tickers for new share classes will be added to each fund.

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Frequently Asked Questions (FAQs)

Will there be any changes to fund expenses?

The new MainStay funds’ fees and expenses would provide an immediate benefit to shareholders.

The new MainStay CBRE Real Estate Fund will have a 0.75% management fee, down from 0.80% for Voya Real Estate Fund and 0.87% for Voya Global Real Estate Fund. New York Life Investments has contractually agreed to waive fees and/or reimburse expenses on the Acquiring Fund so that Total Annual Fund Operating Expenses (excluding taxes, interest, litigation, extraordinary expenses, brokerage and other transaction expenses relating to the purchase or sale of portfolio investments, and acquired (underlying) fund fees and expenses) for a class do not exceed the following percentage of its average daily net assets: Class A, 1.18%; Class C, 1.93%; Class I, 0.83%; Class R3, 1.43%; and Class R6, 0.74%.

The new MainStay CBRE Global Infrastructure Fund will have a 0.85% management fee, down from 1.00% for Voya CBRE Global Infrastructure Fund. New York Life Investments has contractually agreed to waive fees and/or reimburse expenses on the Acquiring Fund so that Total Annual Fund Operating Expenses (excluding taxes, interest, litigation, extraordinary expenses, brokerage and other transaction expenses relating to the purchase or sale of portfolio investments, and acquired (underlying) fund fees and expenses) for a class do not exceed the following percentage of its average daily net assets: Class A, 1.33%; Class C, 2.08%; and Class I, 0.97%.

This agreement will remain in effect until February 28, 2022, and shall renew automatically for one-year terms unless New York Life Investments provides written notice of termination prior to the start of the next term or upon approval of the Board of Trustees of MainStay Funds Trust.

What are the key dates relating to this transaction?

The following are key dates related to the transaction:

•	October 4, 2019: Proxy Statements/Prospectus filed

•	November 29, 2019: Proxy Statements/Prospectus and supplements mailed to shareholders

•	February 6, 2019: Shareholder meeting to approve the reorganizations

•	February 21, 2019: Closing date

These dates are subject to change.

What are the tax consequences of the transaction?

The proposed transaction is expected to qualify as tax-free for U.S. federal income tax purposes. It is expected that shareholders of the funds will not recognize any gain or loss as the result of the transaction for U.S. federal income tax purposes. The Funds anticipate receiving a legal opinion as to this and other expected U.S. federal income tax consequences of the transaction.

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Frequently Asked Questions (FAQs)

To receive a free copy of a Proxy Statement/Prospectus relating to the proposed mergers, please call New York Life Investments toll free at 1-800-624-6782. This document is qualified in its entirety by reference to the Proxy Statement/ Prospectus, and supersedes any prior document. The Proxy Statement/Prospectus contains important information about fund objectives, strategies, fees, expenses and risk considerations, and therefore you are advised to read it. The Proxy Statement/Prospectus and shareholder reports and other information are or will also be available for free on the SEC’s website (www.sec.gov). Please read any Proxy Statement/Prospectus carefully before making any decision to invest or to approve the merger.

All investments are subject to market risk, including possible loss of principal. Diversification cannot assure a profit or protect against loss in a declining market.

Real Estate Investment Trusts or REITs are publicly traded companies involved in property development, management or sales. REITs cover various segments of the real estate market including apartments, hotels, industrial properties, medical facilities, shopping malls and offices. An investment in real estate securities and REITs are subject to price volatility and special risks associated with the real estate market and mortgage investing. These risks include fluctuating property values, changes in interest rates, property taxes and mortgage-related risks.

For more information about MainStay Funds®, call 800-624-6782 for a prospectus or summary prospectus, when available. Investors are asked to consider the investment objectives, risks, and charges and expenses of the investment carefully before investing. The prospectus or summary prospectus will contain this and other information about the investment company. Please read the prospectus or summary prospectus carefully before investing.

About New York Life Investment Management LLC

New York Life Investment Management LLC (“NYLIM”) is an indirect wholly-owned subsidiary of New York Life Insurance Company (“New York Life”) and a wholly-owned subsidiary of New York Life Investment Management Holdings LLC.

Voya, CBRE Clarion and CBRE Global Investors are not affiliated with New York Life Investment Management LLC.

“New York Life Investments” is both a service mark, and the common trade name, of the investment advisors affiliated with New York Life Insurance Company.

The MainStay Funds® are managed by New York Life Investment Management LLC and distributed by NYLIFE Distributors LLC, 30 Hudson Street, Jersey City, NJ 07302, a wholly owned subsidiary of New York Life Insurance Company. NYLIFE Distributors LLC is a Member FINRA/SIPC.

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